EXHIBIT 18

The Board of Directors
Seaboard Corporation


We have audited the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996 and have reported thereon under date of March 3, 1997. The aforementioned consolidated financial statements and our audit report theron are incorporated by reference in the Company's annual report on Form 10-K for the year ended December 31, 1996. As stated in Note 5, the Company changed its method of accounting for spare parts and supplies used in its poultry and pork processing operations and states that due to the growth of these inventories, primarily as a result of the new pork processing plant in Oklahoma, the newly adopted accounting principle is preferable in the circumstances because it provides a better matching of revenues and costs. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of Seaboard Corporation's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.



                                    KPMG Peat Marwick LLP

Kansas City, Missouri
March 3, 1997